Exhibit 12


                          FLEMING COMPANIES, INC.
             COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES



                       FISCAL YEAR ENDED THE LAST SATURDAY IN DECEMBER

                              1991       1992       1993       1994      1995
                                    (IN THOUSANDS OF DOLLARS)
Earnings:
 Pretax income             $104,329   $194,941   $ 72,078   $112,337  $ 85,892
 Fixed charges, net         117,855    105,724    102,311    148,125   212,173

Total earnings             $222,184   $300,665   $174,389   $260,462  $298,065

Fixed charges:
 Interest expense          $ 93,353   $ 81,102   $ 78,029   $120,071  $175,390
 Portion of rental charges
  deemed to be interest      22,907     23,027     22,969     27,746    36,456
 Capitalized interest and
  debt issuance cost
  amortization                1,464      1,287      1,005        364       708

Total fixed charges        $117,724   $105,416   $102,003   $148,181  $212,554

Ratio of earnings
  to fixed charges             1.89       2.85       1.71       1.76      1.40


"Earnings" consist of income from continuing operations before income taxes and fixed charges excluding capitalized interest. Capitalized interest amortized during the respective periods is added back to earnings.

"Fixed charges, net" consist of interest expense, an estimated amount of rental expense which is deemed to be representative of the interest factor and amortization of capitalized interest and debt issuance cost.

The pro forma ratio of earnings to fixed charges is omitted as it is not applicable.